Exhibit 99.(a)(1)(AD)

On Wednesday, February 11, 2009, NVIDIA Corporation (“NVIDIA”) held its quarterly company meeting and discussed, among other things, NVIDIA’s stock option repurchase program. The following is an excerpt of the remarks that Jen-Hsun Huang, President and Chief Executive Officer of NVIDIA, made during the meeting.

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And so we’ve been talking to our Board of Directors about what are ways to deal with the underwater options. And I’m delighted to announce today that we’re going to have a stock buyback or repurchase program. Basically we’re going to repurchase, your underwater stock options for cash. Whether it’s vested, or unvested. Did that just register…hello! Ok…so for anything over $17.50 you’re going to be eligible. $3.00 for options between $17.50 and $27.99, and $2.00 for option prices $28 and above. Now remember participation is optional. This is an offer. It’s not a requirement. So think about it yourself. And just remember the offer expires at midnight…not today, but March 11th.

Ok, so that’s…a little enthusiasm would be nice…(applause)…this is obviously something that is expensive to the company. But it’s also good for our shareholders. It removes the overhang, a lot of stock options that are of little value to our employees but are overhang for our shareholders with respect to dilution in the company. And then for us, for the company, it’s also a wonderful benefit. So this is good for everybody involved.

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